Exhibit (h)(25)

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 22nd day of September, 2025, by and between Two Roads Shared Trust, a Delaware statutory trust (the “Trust”), on behalf of the Liberty One Spectrum ETF, Liberty One Defensive Dividend Growth ETF, and Liberty One Tactical Income ETF (each a “Fund” and together the “Funds”), a series of the Trust, and the Adviser to each Fund, Liberty One Investment Management, LLC (“Liberty One” or the “Adviser”).

RECITALS:

WHEREAS, Liberty One renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and Liberty One dated as of the 22nd day of September, 2025 (the “Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by Liberty One; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits; and

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby, jointly and severally, agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of each Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to each Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund is defined to include all expenses necessary or appropriate for the operation of each Fund and including Liberty One’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and/or shareholder services fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive in future years on a rolling three year basis, reimbursement of any Fund Reimbursement Payments paid by such Adviser pursuant to this Agreement, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Covenants. So long as this Agreement shall remain in effect, the Adviser represents and covenants as follows:

(a) To the fullest extent permitted by law, the Adviser agrees not to challenge any action taken by the Board or the Trust in executing the terms of this Agreement; provided that the action does not constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of the Board under this Agreement, the Advisory Agreement, or to Fund shareholders.

5. Term. This Agreement shall become effective on the date first above written and shall remain in effect until no earlier than 120 days following the end of each Fund’s first fiscal year, unless sooner terminated as provided in Paragraph 9 of this Agreement. Upon mutual written consent of Liberty One and the Trust, the Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

6. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of each Fund, upon sixty (60) days’ written notice Liberty One. This Agreement may not be terminated by Liberty One without the consent of the Board and the other party. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A, if the Advisory Agreement for each Fund is terminated and each Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement’s termination for each Fund.

7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

(Signature Page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TWO ROADS SHARED TRUST, On behalf of the Funds listed in Appendix A

By:	/s/ James Colantino
Name:	James Colantino
Title:	President

LIBERTY ONE INVESTMENT MANAGEMENT, LLC

By:	/s/ Ben Pahl
Name:	Ben Pahl
Title:	President

Appendix A

Fund	Operating Expense Limit	Effective Date
Liberty One Spectrum ETF	0.85%	September 22, 2025
Liberty One Defensive Dividend Growth ETF	0.85%	September 22, 2025
Liberty One Tactical Income ETF	0.85%	September 22, 2025

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